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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           Notification of Late Filing

                                                            +------------------+
                                                            | SEC FILE NUMBER  |
                                                            |     0-13914      |
                                                            |                  |
                                                            +------------------+
                                                            +------------------+
                                                            |   CUSIP NUMBER   |
                                                            |   896712 20 5    |
                                                            +------------------+

(Check one)

[X] Form 10-K and Form 10-KSB    [ ] Form 11-K
[ ] Form 20-F    [ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

         For Period Ended:   June 30, 2002
                             ---------------

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

      For the transition period ended ____________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Trio-Tech International
                           -----------------------
Former Name if applicable:  ___________________________________________

Address of Principal Executive Office (Street and Number):  14731 Califa Street
                                                            -------------------
City, State and Zip Code:      Van Nuys, California 91411
                               --------------------------

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                                     PART II
                             RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

      As previously reported, the Registrant changed auditing firms in July 2002. The Form 10-K for the year ended June 30, 2002 is the first report to be filed since the change in auditors. Management of the Registrant is still in the process of working with the new auditors to confirm certain transactions and the underlying historical and third party information needed to complete the report and is in the process of coordinating efforts with the prior accountants and between the two accounting firms. Accordingly, the subject work could not be completed within the required time periods without unreasonable effort or expense. The Registrant expects that the Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date therefor.

                                     PART IV
                                OTHER INFORMATION

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      (1) Name and telephone number of person to contact in regard to this notification: Dale C. Cheesman, Corporate Secretary and Corporate Controller,
              ---------------------------------------------------------------
(818) 787-7000.
--------------

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        It is anticipated that the Registrant's results of operations for the fiscal year ended June 30, 2002 will reflect a net loss attributable to common stock compared to net income attributable to common stock for the fiscal year ended June 30, 2001. For the third quarter ended March 31, 2002, the Registrant reported a net loss attributable to common stock of approximately $1,500,000.

                             TRIO-TECH INTERNATIONAL
                             ------------------------
                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 26, 2002                          By:   /S/DALE C. CHEESMAN
                                                         -------------------
                                                         Dale C. Cheesman,
                                                         Corporate Secretary and
                                                         Corporate Controller

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